

23002832

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-28527

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dunham & Associates Investment Counsel, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6256 Greenwich Drive, Suite 550
                                (No. and Street)

San Diego   CA   92122
            (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise S. Iverson   858-964-0500 x2210   finance@dunham.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF San Diego, LLP
                    (Name – if individual, state last, first, and middle name)

2020 Camino Del Rio North, Suite 1000   San Diego   CA   92108
(Address)   (City)   (State)   (Zip Code)

September 29, 2003   27
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

SEC Mail Processing

MAR 0 1 2023

Washington, DC

OATH OR AFFIRMATION

I, _Denise S. Iverson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Dunham & Associates Investment Counsel, Inc._____, as of _December 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARGARET WRTAZA
Notary Public - California
San Diego County
Commission # 2281533
My Comm. Expires Mar 18, 2023

Signature: _____

Title:
CFO _____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Years Ended December 31, 2022 and 2021



DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2022 and 2021

TABLE OF CONTENTS

PKF San Diego, LLP



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dunham & Associates Investment Counsel, Inc. (a California corporation) (the "Company"), as of December 31, 2022 and 2021 and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dunham & Associates Investment Counsel Inc.'s management. Our responsibility is to express an opinion on Dunham & Associates Investment Counsel, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunham & Associates Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audits of Dunham & Associates Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Dunham & Associates Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF San Diego, LLP

We have served as Dunham & Associates Investment Counsel, Inc.'s auditor since 1997.
San Diego, California
February 27, 2023

2020 Camino del Rio North, Suite 1000, San Diego, CA 92108
T: (619) 238 1040 F: (619) 237 5177 E: info@pkfsandiego.com W: www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2022 and 2021

ASSETS

	2022	2021
Current assets:		
Cash	$ 2,400,859	$ 3,309,707
Accounts receivable	1,615,868	1,933,849
Receivables from related parties	2,692,334	3,130,733
Prepaids and other assets	550,266	665,539
Total current assets	7,259,327	9,039,828
Furniture, fixtures and equipment, net of accumulated depreciation of $792,426 and $824,233	735,863	244,621
Total assets	$ 7,995,190	$ 9,284,449

LIABILITIES AND SHAREHOLDER'S EQUITY

	2022	2021
Current liabilities:		
Accounts payable	$ 1,781,722	$ 1,882,126
Accrued liabilities	776,876	1,368,185
Total current liabilities	2,558,598	3,250,311
Contingencies (Note 7)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	2,638,258	2,638,258
Retained earnings	2,796,344	3,393,890
Total shareholder's equity	5,436,592	6,034,138
Total liabilities and shareholder's equity	$ 7,995,190	$ 9,284,449

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues:		
Investment advisory services and fees	$ 19,453,719	$ 22,735,069
Brokerage and mutual fund commissions	136,937	166,661
Interest and other income	604,605	635,105
Total revenues	20,195,261	23,536,835
Expenses:		
Salaries and benefits	8,461,943	9,161,515
Commissions and trading	7,013,216	7,636,779
Sales and marketing	1,052,722	658,838
Professional and outside services	755,573	1,063,373
Occupancy, office and other	717,358	648,615
Total expenses	18,000,812	19,169,120
Net income before taxes	2,194,449	4,367,715
Provision for income taxes	(416,995)	(71,300)
Net income	$ 1,777,454	$ 4,296,415

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2022 and 2021

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2020	100,000	$ 1,990	$ 2,638,258	$ 4,757,475	$ 7,397,723
Shareholder distributions	–	–	–	(5,660,000)	(5,660,000)
Net income	–	–	–	4,296,415	4,296,415
Balance, December 31, 2021	100,000	1,990	2,638,258	3,393,890	6,034,138
Shareholder distributions	–	–	–	(2,375,000)	(2,375,000)
Net income	–	–	–	1,777,454	1,777,454
Balance, December 31, 2022	100,000	$ 1,990	$ 2,638,258	$ 2,796,344	$ 5,436,592

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net income	$ 1,777,454	$ 4,296,415
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	110,078	85,235
Loss on disposition of furniture, fixtures and equipment	18,122	–
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	317,981	3,115,957
Receivables from related parties	438,399	(2,069,720)
Prepaids and other assets	115,273	(184,391)
Increase (decrease) in liabilities:		
Accounts payable	(100,404)	(429,193)
Accrued liabilities	(591,309)	525,219
Net cash provided by operating activities	2,085,594	5,339,522
Cash flows from investing activities:		
Purchases of furniture, fixtures and equipment	(619,442)	(208,708)
Net cash used in investing activities	(619,442)	(208,708)
Cash flows from financing activities:		
Shareholder distributions	(2,375,000)	(5,660,000)
Net cash used in financing activities	(2,375,000)	(5,660,000)
Net decrease in cash	(908,848)	(529,186)
Cash at beginning of year	3,309,707	3,838,893
Cash at end of year	$ 2,400,859	$ 3,309,707
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes, net of refunds received	$ 423,995	$ 81,500

The accompanying notes are an integral part of the financial statements.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate, serves as Trustee.

Recognition of Revenue

The Company recognizes investment advisory services and fees as earned over the periods in which services are provided, generally over time. While investment management contracts and agreements tend to be long-term in nature or may have no specific contract term, the performance obligations are generally satisfied daily or monthly based on assets under management.

The Company, as investment adviser, earns monthly advisory fees from the Dunham Funds based on the average daily net asset value of each fund pursuant to an Investment Advisory Agreement between the Dunham Funds and the Company. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis. These fees, which are accrued monthly and collected the following month, represented approximately 58% and 51% of total investment advisory services and fees for the years ended December 31, 2022 and 2021, respectively.

The Company, as program sponsor, has entered into agreements with various financial advisers and their clients choosing to use the Company's asset allocation and advisory wrap fee programs ("Asset Allocation Programs"). The Asset Allocation Programs use the Dunham Funds – Class N or A Shares. The Company earns monthly advisory fees based on either the performance of the underlying accounts ("Performance-based Fees") or on a flat percentage fee basis ("Asset-based Fees"), subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client.

Performance-based Fees are calculated based on the total net increase in the market value of each account using "high-water" marks. The fee is equal to 10% of the total net increase, calculated monthly and charged quarterly. One-half of the quarterly fee collected is in turn paid to the financial adviser. Performance-based fees may be higher or lower than the Asset-based Fees and can fluctuate significantly from year to year based on market performance, a client's portfolio mix and individual high-water mark. Performance-based Fees represented approximately 0% and 14% of total investment advisory services and fees for the years ended December 31, 2022 and 2021, respectively.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recognition of Revenue, Continued

Asset-based Fees are calculated and earned monthly based upon the average of assets under management and contract advisory fees in accordance with the applicable Asset Allocation Program or investment management agreement. Depending on the program, advisory fees are collected monthly or quarterly. A portion of the advisory fees, generally the amount in excess of a 25 basis point program fee, are in turn paid to the financial advisers. Asset-based Fees represented approximately 42% and 35% of total investment advisory services and fees for the years ended December 31, 2022 and 2021, respectively.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company receives compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue monthly as earned.

The Company receives monthly shareholder services fees from the Dunham Funds for providing certain client servicing and administrative functions, a portion of which is in turn paid to its affiliate custodian. The Company also receives monthly service fees from a third-party money market mutual fund for providing certain operational services related to the applicable accounts. Such fees are recognized to revenue monthly as earned.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts, if required, based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Fair Value of Financial Instruments

Generally accepted accounting principles in the United States requires the use of fair values in determining the carrying values of certain assets and liabilities in the financial statements, as well as for specific disclosures about certain assets and liabilities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value giving preference to quoted prices in active markets (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data or information or assumptions developed from this data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally three to five years. Depreciation expense for the years ended December 31, 2022 and 2021 was $110,078 and $85,235, respectively, and is included in occupancy, office and other expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, as a wholly-owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. For financial reporting purposes, the Company computes its tax liability on a separate return basis and may reduce or increase its liability to that of the combined return upon filing of the return. Effective July 16, 2021, California enacted Assembly Bill No. 150, the Small Business Relief Act, which allows qualified pass-through entities ("PTEs") to elect to be taxed at the entity level. This election is effective for tax years beginning on and after January 1, 2021 and before January 1, 2026. The California PTE tax is at a rate of 9.3% on the PTE's qualified net income. The Company made this election for the 2021 tax year. Therefore, no provision or liability for federal income taxes has been included in the financial statements and the provision shown is for applicable state income taxes. The $416,995 and $71,300 provision for income taxes for the years ended December 31, 2022 and 2021, respectively, consists of the California PTE, the California state franchise tax of 1.5% on California apportioned income and various other state excise, pass-through, franchise or other taxes.

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2022 and 2021, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2022 and 2021, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2019.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains most of its bank accounts at two financial institutions located in California. The accounts at these banks are insured by the Federal Deposit Insurance Corporation up to applicable limits. At December 31, 2022 and 2021, the Company's uninsured cash balances totaled $1,982,968 and $2,935,258, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

The Company derives a significant portion of its revenues from fees earned related to the Dunham Funds. See Note 6.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consists of advisory fees receivable from clients, billed and collected quarterly. There is no allowance for uncollectible accounts required on these balances as of December 31, 2022 and 2021.

NOTE 4 - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2022 and 2021 were as follows:

	2022	2021
Payroll and related taxes	$ 559,061	$ 1,144,638
Vacation	189,793	193,973
Audit and tax	28,022	29,574
	$ 776,876	$ 1,368,185

NOTE 5 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2022 and 2021, the amount of net capital, as defined, exceeds the minimum amount required by $500,959 and $871,492, respectively, and its ratio of aggregate indebtedness to net capital is 3.41 to 1 and 2.90 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds and for services as discussed in Note 1. For the years ended December 31, 2022 and 2021, these fees amounted to $11,849,358 and $12,323,646, respectively. As of December 31, 2022 and 2021, the Company has a receivable balance of $1,001,428 and $1,140,194, respectively, which is included in receivables from related parties. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers.

The Company shares certain expenses and services of employees with certain affiliates. Such costs are allocated and charged to the Company and to these affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such services or expenses. In addition, the operating expenses of one affiliate may be paid by another with subsequent reimbursement made by the affiliate to the payer. In 2022 and 2021, the Company paid $269,151 and $396,450, respectively, to an affiliate for reimbursement for office space and related costs. Another affiliate utilizes the Company for certain back-office services and operations pursuant to a service agreement. Total amounts received by the Company under this service agreement were $984,000 and $840,000 for the years ended December 31, 2022 and 2021, respectively. The reimbursements from affiliates were offset against the Company's related operating expenses. The Company also participates in an affiliate-wide bonus pool whereby income or losses generated by each of the affiliates is aggregated to create a discretionary bonus pool available for eligible employees of all affiliates. Each affiliate is subsequently charged bonus expense based on actual bonuses paid to its employees, if any. The Company also makes advances, which are unsecured and noninterest bearing, to its affiliates. As of December 31, 2022 and 2021, the Company has a receivable balance of $1,690,906 and $1,990,539, respectively, from affiliates for allocable expenses and advances which is included in receivables from related parties.

NOTE 7 - CONTINGENCIES

For all of 2021 and most of 2022, the lease for the facility in which the Company was located was held by an affiliate with the Company paying the affiliate through overhead reimbursements for its use of the leased space and utilities as discussed in Note 6. From September through December 2022, the Company entered into a short-term lease for temporary office space. Effective January 2023, the Company moved into new office space with the long-term lease held by an affiliate and the Company is reimbursing for its use of the premises.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. The contribution expense to the plan was $99,978 and $103,813 for the years ended December 31, 2022 and 2021, respectively.

NOTE 9 - SUBSEQUENT EVENT

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 27, 2023.

SUPPLEMENTAL INFORMATION

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2022 and 2021

	2022	2021
Net worth	$ 5,436,592	$ 6,034,138
Less:		
Non-allowable assets:		
Accounts receivable	1,615,868	1,933,849
Receivables from related parties	1,783,536	2,068,537
Prepaid and other assets	550,366	665,639
Furniture, fixtures and equipment	735,863	244,621
Total non-allowable assets	4,685,633	4,912,646
Other deductions	–	–
Net capital	$ 750,959	$ 1,121,492
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable	$ 1,781,722	$ 1,882,126
Accrued liabilities	776,876	1,368,185
Total aggregate indebtedness	$ 2,558,598	$ 3,250,311
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	$ (250,000)	$ (250,000)
Net capital in excess of amount required	$ 500,959	$ 871,492
Net capital less greater of 10% of aggregate indebtedness or 120% of $250,000	$ 450,959	$ 796,461
Ratio: Aggregate indebtedness to net capital	3.41 to 1	2.90 to 1

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2022 and 2021

	2022	2021
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 750,959	$ 1,121,492
Adjustments	–	–
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 750,959	$ 1,121,492
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 2,558,598	$ 3,250,311
Adjustments	–	–
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 2,558,598	$ 3,250,311

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2022 and 2021

		2022	2021
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2022 and 2021

	2022	2021
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

See accompanying report of independent registered public accounting firm.

PKF San Diego, LLP



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dunham & Associates Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunham & Associates Investment Counsel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dunham & Associates Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Dunham & Associates Investment Counsel, Inc. stated that Dunham & Associates Investment Counsel, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Dunham & Associates Investment Counsel, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunham & Associates Investment Counsel, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF San Diego, LLP

San Diego, California   PKF San Diego, LLP
February 27, 2023

2020 Camino del Rio North, Suite 1000, San Diego, CA 92108
T: (619) 238 1040   F: (619) 237 5177   E: info@pkfsandiego.com   W: www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.



DUNHAM
Trust and Investment Services

February 27, 2023

PKF San Diego, LLP
2020 Camino del Rio North, Suite 1000
San Diego, CA 92108

RE: SEA Rule 17a-5 Exemption Report

We, as members of management of Dunham & Associates Investment Counsel, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934 (SEA). Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an "Exemption Report" prepared by an independent public accountant based upon a review of assertions provide by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the Possession or Control and Reserve Requirement provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2022.

The above statements are made to the best knowledge and belief of the Company. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

By:

Denise S. Iverson, CPA
CFO
February 27, 2023

PKF San Diego, LLP



To the Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dunham & Associates Investment Counsel, Inc. ("the Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dunham & Associates Investment Counsel, Inc. for the year ended December 31, 2022, solely to assist you and SIPC in evaluating Dunham & Associates Investment Counsel, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dunham & Associates Investment Counsel, Inc.'s management is responsible for Dunham & Associates Investment Counsel, Inc.'s Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

San Diego, California
February 27, 2023

PKF San Diego, LLP

2020 Camino del Rio North, Suite 1000, San Diego, CA 92108
T: (619) 238 1040   F: (619) 237 5177   E: info@pkfsandiego.com   W: www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	**SIPC-7**
(36-REV 12/18)	Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001	(36-REV 12/18)

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

28527 FINRA DEC
Dunham & Associates Investment Counsel, Inc.
6256 Greenwich Drive, Ste. 550
San Diego, CA 92122-5978

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian F. Kenny   858.964.0500

2. A. General Assessment (item 2e from page 2) $12,433

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (6,427   )
   07/28/2022
   _____Date Paid_____

   C. Less prior overpayment applied .... (   )

   D. Assessment balance due or (overpayment) 6,006

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum .... _____

   F. Total assessment balance and interest due (or overpayment carried forward) $6,006

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $6,006
      Total (must be same as F above)

   H. Overpayment carried forward .... $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dunham & Associates Investment Counsel, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 27th day of February, 20 23.

C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $20,195,261

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

  Total additions 0

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 11,906,349

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  _____

  (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

  Total deductions 11,906,349

2d. SIPC Net Operating Revenues $8,288,912

2e. General Assessment @ .0015 $12,433

(to page 1, line 2.A.)

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